Exhibit 99.2

Santiago, June 30, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Report sanction of fine as a Material Fact.

Mrs President,

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile hereby informs that it has taken cognizance of the sentence handed down by the Hon. Supreme Court, of June 28, 2023, issued in Case No. 137.680-2022, which revoked the ruling issued by the Iltma. Court of Appeals of Santiago, of October 6, 2022, in contentious administrative case No. 42-2020, and, instead, ordered to reject the claim of illegality by applying a reprimand and a fine for tax benefit of 800 UF, for not having reported suspicious transactions in a timely manner in accordance with the provisions of numeral 1) of Chapter I of UAF Circular No. 49, of 2012. Banco Santander-Chile complies with notifying this situation to the market, in compliance with the duties of information that assist you.

Sincerely,

Emiliano Muratore

Deputy CEO

C.c:

- Stock Exchange

- Chilean Electronic Exchange

- Banco de Chile / Representative of the bond holders